

10031003



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

| SEC FILE NUMBER |
|---|
| 8- 39203 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign-American Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1016 Collier Center Way, Suite 100
(No. and Street)

Naples (City) FL (State) 34110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Laken Mitchell 239-597-0138
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Neal Ingram Ingram & Company, LLC
(Name – *if individual, state last, first, middle name*)

505 Energy Center Blvd, Ste 603 (Address), Northport (City), Al (State) 35473 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, R. Laken Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Ruth A. O'Brien
Commission # DD948839
Expires: JAN. 12, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President
Title

Ruth A. O'Brien
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



# INGRAM & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS


JOHN NEAL INGRAM, C.P.A.
MELISSA S. INGRAM, C.P.A.

*Members of:*
ALABAMA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS


May 12, 2010

Sovereign-American Securities, Inc.
1016 Collier Center Way, Suite 100
Naples, FL 34110

Re: Response to the Annual Audit Deficiency Letter Received

In response to the Annual Audit Deficiency Letter received from the Financial Industry Regulatory Authority, we have corrected the two items mentioned in the letter as follows:

1. Please see the updated Report on Internal control which has been updated using the new language under SAS No. 115, which supersedes SAS No. 112 and was effective for audits of financial statements for periods ending on or after December 31, 2009. This is on page eleven of the attached audit report.
2. The firms net capital computation and reconciliation, page 7 of the audit report, as been corrected.

These two items are now properly reflected in the December 31, 2009 audited financial statements of Sovereign-American Securities, Inc.

Sincerely,

Ingram & Company, LLC
Tuscaloosa, Alabama


505 ENERGY CENTER BLVD • SUITE 603 • NORTHPORT, ALABAMA 35473 • PH (205) 752-6829 • FAX (205) 752-6949
266 GADSDEN HWY • SUITE 100 • BIRMINGHAM, ALABAMA 35235 • PH (205) 836-4821 • FAX (205) 836-4881
131 MEADLAND CIRCLE • HUEYTOWN, ALABAMA 35023 • PH (205) 744-6622 • FAX (205) 744-6650
54 HAZEL STREET • CENTREVILLE, ALABAMA 35042 • PH (205) 926-6196 • FAX (205) 926-6197

# SOVEREIGN-AMERICAN SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS

**December 31, 2009**

**SOVEREIGN-AMERICAN SECURITIES, INC.**

December 31, 2009

---

## CONTENTS

January 29, 2010

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
**Sovereign-American Securities, Inc.**

We have audited the accompanying balance sheets of **Sovereign-American Securities, Inc.,** as of December 31, 2009 and 2008, and the related statements of revenues and expenses, and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sovereign-American Securities, Inc.,** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.



Ingram & Company, LLC
Tuscaloosa, Alabama

**BALANCE SHEETS**
December 31, 2009 and 2008

## ASSETS

| | 2009 | 2008 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash in banks | $ 73,751 | $ 101,551 |
| Prepaid taxes | 500 | 1,600 |
| **TOTAL CURRENT ASSETS** | 74,251 | 103,151 |
| **TOTAL ASSETS** | $ 74,251 | $ 103,151 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2009 | 2008 |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Current liabilities | $ 50 | $ 50 |
| **TOTAL CURRENT LIABILITIES** | 50 | 50 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock | 20 | 20 |
| Paid-in capital | 53,950 | 53,950 |
| Retained earnings | 20,231 | 49,131 |
| **TOTAL STOCKHOLDERS' EQUITY** | 74,201 | 103,101 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 74,251 | $ 103,151 |

See Independent Auditor's Report.
See Notes to Financial Statements.

**SOVEREIGN-AMERICAN SECURITIES, INC.**

**STATEMENTS OF INCOME**
For the Years Ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **INCOME:** | | |
| Interest income | $ 114 | $ 1,620 |
| **TOTAL INCOME** | 114 | 1,620 |
| **OPERATING EXPENSES:** | | |
| Dues, subscriptions, and NASD filing fees | 9,614 | 10,219 |
| Shared overhead expenses | 13,180 | 24,169 |
| Licenses, other fees and expenses | 462 | 340 |
| Accounting | 5,200 | 3,750 |
| Insurance | 0 | 832 |
| Taxes | 258 | 6,367 |
| Bank fees | 300 | 340 |
| Penalties | 0 | 704 |
| **TOTAL OPERATING EXPENSES** | 29,014 | 46,721 |
| **INCOME/LOSS FROM OPERATIONS** | $( 28,900) | $( 45,101) |

See Independent Auditor's Report.
See Notes to Financial Statements.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2009

| | Common Stock | Additional Contributed Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Beginning Stockholders' Equity | $ 20 | $ 53,950 | $ 49,131 | $ 103,101 |
| Net Income/Loss for Year | | | ( 28,900) | ( 28,900) |
| Stockholder Contributions | | | | 0 |
| Stockholder Distributions | | | | 0 |
| Ending Stockholders' Equity | $ 20 | $ 53,950 | $ 20,231 | $ 74,201 |

See Independent Auditor's Report.
See Notes to Financial Statements.

## STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

### INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $( 28,900) | $( 45,101) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in prepaid taxes | 1,100 | ( 1,600) |
| **NET CASH (USED IN) OPERATING ACTIVITIES** | ( 27,800) | ( 46,701) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | 0 | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distributions to stockholders | 0 | ( 35,516) |
| **NET CASH FLOWS (USED IN) FINANCING ACTIVITIES** | 0 | ( 35,516) |
| **NET (DECREASE) IN CASH AND CASH EQUIVALENTS** | ( 27,800) | ( 82,817) |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | 101,551 | 183,769 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ 73,751 | $ 101,551 |

See Independent Auditor's Report.
See Notes to Financial Statements.

**NOTES TO FINANCIAL STATEMENTS**
December 31, 2009

## 1. ACCOUNTING POLICIES

### A. ORGANIZATION AND PURPOSE

The Company was incorporated on January 4, 1988, under the laws of the State of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

### B. ACCOUNTING METHOD

The Company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

### C. INCOME TAXES

Income taxes are provided for based on the income reported in the income tax return. The entity is a corporation and has elected S-status, thereby any tax liability is passed to the stockholders. Any future deferred income taxes will result principally from temporary differences related to depreciation.

## 2. SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the Securities Investor Protection Corporation (SIPC) pursuant to all filings and registrations related to operating as a securities broker dealer.

## 3. CASH AND CASH EQUIVALENTS

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

## 4. RELATED PARTIES

The Company's primary stockholder is also a partner of CMG Surety, LLC, which the Company pays administrative overhead reimbursement. For the years ended December 31, 2009 and 2008, these reimbursements were $13,180 and $24,169, respectively.

# SOVEREIGN-AMERICAN SECURITIES, INC.

## SCHEDULE I – COMPUTATION OF NET CAPITAL

December 31, 2009

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 74,201 |
| Deduct ownership equity not allowed for net capital | | 0 |
| Total ownership equity qualified for net capital | | 74,201 |
| Deductions and/or charges: | | |
| Non-allowable assets – net receivable, prepaids | ( | 500) |
| Other additions and/or allowable credits | | 0 |
| **NET CAPITAL** | $ | 73,701 |

Reconciliation with company computation:

| | | |
|---|---|---|
| Net capital as reported in company's Part II (unaudited) Focus Report 12/31/09 | $ | 73,701 |
| Not reflected on Focus Report – reclassification of prepaid taxes to current assets | | 0 |
| **NET CAPITAL** | $ | 73,701 |

**SCHEDULE II – COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c.3-3**

December 31, 2009

---

Sovereign-American Securities, Inc., will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exemption it from the requirements of customer protection Rule 15c3-.

**SOVEREIGN-AMERICAN SECURITIES, INC.**

**SCHEDULE III – COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL**
December 31, 2009

---

| | |
|---|---|
| Total Indebtedness | |
| Aggregated Indebtedness | $ 50 |

Ratio of aggregate indebtedness to net capital:

| | | |
|---|---|---|
| Aggregate indebtedness | $ 50 | |
| Net capital | $ 74,201 | = N/A |

## SCHEDULE IV – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

December 31, 2009

---

There were no liabilities subordinated to general creditors at December 31, 2009 or 2008. Therefore, there were no changes in liabilities subordinated to general creditors.

February 29, 2010

Sovereign-American Securities, Inc.

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL, AS REQUIRED BY SAS. NO. 115**

In planning and performing our audit of the financial statements of Sovereign-American Securities, Inc., (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.



Ingram & Company, LLC
Tuscaloosa, Alabama